Industrias Bachoco Announces Second Quarter 2012 Results

CELAYA, Mexico, July 25, 2012 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter of 2012 ("2Q12"). All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican pesos.

HIGHLIGHTS (2Q12 vs. 2Q11)

  Net sales increased 42.1%
  EBITDA margin reached 7.0%
  Earnings per share totaled Ps. 0.53 (Ps. 6.36 pesos per ADS), compared to Ps. 0.23 (Ps. 2.80 pesos per ADS) in 2Q11

COMMENT FROM THE CEO

"For the second quarter, Bachoco's poultry and balanced feed business lines demonstrated a proper balance between supply and demand. On the contrary, the egg business line experienced oversupply conditions and high production costs which narrowed margins in this business line when compared to the same period in 2011. Bachoco incorporated into the category of "other business lines" sales of live swine which were also affected by oversupply conditions in the second quarter of 2012.

Generally speaking, we can conclude that Bachoco obtained favorable operating results year over year (2Q12 vs 2Q11), however, when compared to 1Q12, results were lower.

Our second quarter results were largely attributed to a reduction in operating expenses as a percentage of net sales as well as operating efficiencies in all of the Company's business processes. Our performance was affected by volatility stemming from increases in the price of soybean meal, one of Bachoco's key production cost components, as well as by the volatility of the Mexican peso versus the U.S. dollar.

The Company's financial position remains solid and in line with the strategic plan laid out for 2012."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal Mexican pesos, with comparative figures for same periods of 2011.

QUARTERLY						ACCUMULATED
In millions of pesos	2Q11		2Q12		Var.	1H11		1H12		Var.
Net sales	Ps.	6,616.8	Ps.	9,404.0	42.1%	Ps.	12,659.1	Ps.	18,741.7	48.0%
Net sales Mexico	6,616.8		7,494.2			12,659.1		14,963.3
Net sales US	0.0		1,909.8			0.0		3,778.4
Cost of sales	5,749.8		8,127.3		41.3%	10,927.0		15,880.0		45.3%
Gross profit	867.0		1,276.8		47.3%	1,732.1		2,861.6		65.2%
Total expenses	715.5		857.3		19.8%	1,392.8		1,658.6		19.1%
EBITDA[1]	328.5		663.0		101.8%	692.9		1,696.6		144.9%
Net majority income	140.0		316.8		126.3%	295.5		977.4		230.8%

1Operating income plus depreciation and amortization

The Company's 2Q12 net sales totaled Ps. 9,404.0 million, 42.1% higher than the Ps. 6,616.8 million reported in 2Q11. This resulted from increased sales throughout all business lines:

  In particular, an increase in chicken sales of 48.3% in 2012 vs. 2011, due to the integration of the subsidiary "OK Foods" (production facility in the US), which was consolidated into Bachoco in November of 2011.
  Table egg sales were up 12.7% in 2Q12 vs. 2Q11, as a result of a 10.6% increase in prices (prices were down 13.0% when compared to 1Q12) and a 1.9% rise in volume sold.
  Bachoco's balanced feed business line rose 5.1%, as a result of a 14.5% price increase, partially offset by an 8.2% decline in sales volume as a result of more supply and higher commodity prices.
  The line item "other business lines", which includes swine, turkey and beef value-added products, as well as by-products, grew 37.7%. This increase was mainly due to the growth in value-added beef products, resulting from the integration of the newly acquired plant located in Monterrey during the second half of 2011, as well as higher by-product sales.

Production costs per unit increased around 18% during 2Q12 vs. 2Q11, as a result of higher input costs, primarily in corn, soybean meal, as well as the volatility of the exchange rate in the Mexican peso.

Gross profit for 2Q12 was Ps. 1,276.8 million resulting in a gross margin of 13.6%, compared to a gross profit of Ps. 867.0 million with a margin of 13.1% registered in 2Q11. Meanwhile, the gross margin was 15.3% in the first half of 2012, compared to 13.7% in the first half of 2011.

EBITDA for 2Q12 reached Ps. 663.0 million with a margin of 7.0%, compared to an EBITDA of Ps. 328.5 million with a margin of 5.0% reported in 2Q11.

EBITDA margin for the first half of 2012 was 9.1%, compared to 5.5% reported in 1H11.

The comprehensive financial result was and income of Ps. 21.8 million in 2Q12, and Ps. 93.1 million in the first half of 2012. This was mainly due to interest earned on the Company's cash.

Total taxes for the 2Q12 reached Ps. 85.2 million.

Net majority income was Ps. 316.8 million in 2Q12 (Ps. 0.53 pesos per share), compared to a net majority income of Ps. 140.0 (Ps. 0.23 pesos per share) reported in 2Q11.

Meanwhile net majority income for the first half of 2012 was Ps. 977.4 million (Ps. 1.63 pesos per share), compared to a net majority income of Ps. 295.5 million (Ps. 0.49 pesos per share) reported in the same period of 2011.

BALANCE SHEET

The Company's financial structure remained solid; cash and equivalents as of June 30, 2012, totaled Ps. 3,804.4 million, compared to Ps. 3,036.4.7 million reported as of December 31, 2011.

Total CAPEX as of June 30, 2012 totaled Ps. 461.5 million, mainly allocated towards productivity projects and maintenance.

STOCK INFORMATION

AS OF JUNE 30, 2012
Total Shares	600,000,000
Total free float	17.25%
Weighted average shares Outstanding (2Q12)	597,842,895
Total shares in treasury (as of June 30, 2012)	1,650,481
Total shares in treasury (as of July 25, 2012)	0
Market cap (millions)	Ps.	14,999
	BMV*		NYSE**
Ticker Symbol	Bachoco		IBA
Closing price as of June 30, 2012	Ps.	25.0	US$21.76

RECENT EVENTS

  On May 18 and July 12 of 2012, the Company paid the installments of the dividends approved at the Annual Stockholders Meeting held on April 25, 2012. The gross rate per installment was Ps. 0.25 pesos per share.
  In late June 2012, the SENASICA (National Health Service, Food Safety and Food Quality) in Mexico reported an outbreak of H7N3 avian influenza in two municipalities in the state of Jalisco. This virus does not affect humans. In Bachoco's case in particular, none of the Company's farms are located within the quarantine area. No presence of the virus has been detected in any of the Company's farms.

CURRENT ANALYST COVERAGE
Grupo Bursatil Mexicano (GBM)
BBVA Bancomer

Consolidated Statement of Financial Position
Industrias Bachoco, S.A.B. de C.V.
-Unaudited-
			U.S. Dollar
	As of Dec 31,	As of June 30,	As of June 30,
In million of pesos	2011	2012	2012 (1)
ASSETS
Cash and cash equivalents	$ 3,036	$ 3,804	$ 285
Total accounts receivable	2,333	1,966	147
Inventories	5,809	6,202	465
Other current assets	712	342	26
Total current assets	11,890	12,314	923
Net property, plant and equipment	11,755	11,660	874
Other non current assets	840	1,456	109
TOTAL ASSETS	$ 24,484	$ 25,431	$ 1,906
LIABILITIES
Notes payable to banks	1,453	1,919	144
Accounts payable	2,422	2,197	165
Other taxes payable and other accruals	606	782	59
Total current liabilities	4,481	4,898	367
Long-term debt	384	373	28
Other non current liabilities	58	57	4
Deferred income taxes	2,522	2,522	189
Total long-term liabilities	2,965	2,952	221
TOTAL LIABILITIES	$ 7,446	$ 7,850	$ 588
STOCKHOLDERS' EQUITY
Capital stock	1,393	1,391	104
Commission in shares issued	459	459	34
Repurchased shares	93	64	5
Retained earnings	13,975	14,652	1,098
Others accounts	1,059	954	71
Total majority stockholder's equity	16,978	17,519	1,313
Minority interest	60	62	5
TOTAL STOCKHOLDERS' EQUITY	$ 17,038	$ 17,581	$ 1,318
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,484	$ 25,431	$ 1,906
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.34.
Source: Mexico's National Bank, as of June 30, 2012.

Consolidated Statement of Income
Industrias Bachoco, S.A.B. de C.V.
-Unaudited-
	SECOND QUARTER		U.S. Dollar (1)	FIRST HALF		U.S. Dollar (1)
In million of pesos as of June 30:	2011	2012	2012	2011	2012	2012
Net sales	$ 6,617	$ 9,404	$ 705	$ 12,659	$ 18,742	$ 1,405
Cost of sales	5,750	8,127	609	10,927	15,880	1,190
Gross profit	867	1,277	96	1,732	2,862	215
Selling, general and administrative expenses	716	857	64	1,393	1,659	124
Operating income	151	419	31	339	1,203	90
Operating margin	2.3%	4.5%	4.5%	2.7%	6.4%	6.4%
Other income (expense) net	1	(40)	(3)	(28)	(46)	(3)
Comprehensive financing (cost) income	34	22	2	63	93
Minority net income	(0)	1	0	(1)	(2)	(0)
Income before income tax, asset tax	187	402	30	373	1,248	87
Total income taxes	47	85	6	78	271	7
Net majority income	140	317	24	295	977	80
Net income	140	317	24	295	977	80
Net income per share (EPS)	0.23	0.53	0.04	0.49	1.63	0.13
weighted average shares outstanding	599,867,670	597,842,895	597,842,895	599,844,575	598,092,694	598,092,694

EBITDA Result	328.5	663.0	50	693	1,697	127
EBITDA margin	5.0%	7.0%	7.0%	5.5%	9.1%	9.1%
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.34.
Source: Mexico's National Bank, as of June 30, 2012.

Consolidated Statement of Cash Flows
Industrias Bachoco, S.A.B. de C.V.
-Unaudited-
			U.S. Dollar
	As of June 30,	As of June 30,	As of June 30,
In million of pesos	2011	2012	2012 (1)
NET MAJORITY INCOME BEFORE INCOME TAX	373	1,248	94
ITEMS THAT DO NOT REQUIRE CASH:	-	-	-
ITEMS RELATING TO INVESTING ACTIVITIES:	365	413	31
Depreciation and others	354	494	37
Income (loss) on sale of plant and equipment	12	12	1
Other Items	-	(93)	(7)
ITEMS RELATING TO FINANCING ACTIVITIES:	25	32	2
Interest income (expense)	25	32	2
Other Items	-	-	-
NET CASH GENERATED FROM NET INCOME BEFORE TAXES	763	1,693	127
CASH GENERATED OR USED IN THE OPERATION:	429	(392)	(29)
Decrease (increase) in accounts receivable	88	176	13
Decrease (increase) in inventories	216	(584)	(44)
Decrease (increase) in accounts payable	43	(214)	(16)
Decrease (increase) in other liabilities	84	230	17
NET CASH FLOW FROM OPERATING ACTIVITIES	1,193	1,302	98
INVESTING ACTIVITIES
NET CASH FLOW FROM INVESTING ACTIVITIES	(638)	(573)	(43)
Acquisition of property, plant and equipment	(307)	(462)	(35)
Proceeds from sales of property plant and equipment	62	16	1
Other Items	(393)	(127)	(10)
CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	555	729	55
Net cash provided by financing activities:	(405)	(54)	(4)
Proceeds from loans	154	854	64
Principal payments on loans	(65)	(410)	(31)
Dividends paid	(150)	(150)	(11)
Other items	(344)	(348)	(26)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	160	768	58
CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	4,177	3,036	228
CASH AND INVESTMENTS AT END OF PERIOD	4,337	3,804	285
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.34.
Source: Mexico's National Bank, as of June 30, 2012.

DERIVATIVES POSITION REPORT:

Industrias Bachoco, S.A.B. de C.V.
Second Quarter 2012
Thousands of Mexican Pesos, as of June 30, 2012
Type of Financial Instrument	Objective						Reasonable Value		Amounts Due By Year
		Notional	Value of the Related Commodity							Guaranties Required
			2Q-2012		1Q-2012		2Q-2012	1Q-2012
Put spread, knock out forwards and puts.	Hedge and negotiation	$ 487,130	$13.34		$12.80		-$10,238	$ 2,805	2012	The deals consider the possibility of margin calls but not another kind of guarantee

Futures for corn and Soybean meal	Hedge	$133,431.00	Month	Price	Month	Price	$ 23,548	$ 2,613	2012 and 2013
			Corn		Corn
			in USD per bushel		in USD per bushel
			JUL-2012	$6.7250	MAY-2012	$6.4400
			SEP-2012	$6.2850	JUL-2012	$6.4325
			DEC-2012	$6.3475	SEP-2012	$5.6325
			MAR-2013	$6.4375
			MAY-2013	$6.4775
			JUL-2013	$6.5175
			Soybean Meal		Soybean Meal
			In USD per ton		In USD per ton
			AUG-2012	$429.50	MAY-2012	$388.70
			SEP-2012	$424.00
			OCT-2012	$416.30
			DEC-2012	$413.10
			JAN-2013	$408.10
			MAR-2013	$387.70
			MAY-2013	$373.90
			JUL-2013	$371.80
Options for corn and Soybean meal	Hedge and negotiation	$ -					$ -	-$ 331

Following the Company's show two probable scenarios for its financial instruments: a "probable" scenario and a "stress" scenario:

Industrias Bachoco, S.A.B. de C.V.
Second Quarter 2012
Thousands of Mexican Pesos, as of June 30, 2012							PROBABLE SCENARIO
Type of Financial Instrument	Reasonable Value	Value of the Related Commodity			Effect on the Income Statement
	as of June 30,	Reference Value				Effect on the Cash Flow(3)
	2012	-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Put spread, knock out forwards and puts.(1)	-$ 10,238	$13.01	$ 13.67	$ 14.01	Direct	-$22,416	$ 1,940	$ 14,118

		-5%	5%	10%		-5%	5%	10%
Futures of corn: (2)	$ 23,548	$6.3888	$7.0613	$7.3975	The effect will materialize as the inventory is consumed	$ 16,034	$ 31,061	$ 38,575

Futures of soybean meal: (2)		$408.03	$450.98	$472.45

Options for corn and soybean meal (2)	$ -

Industrias Bachoco, S.A.B. de C.V.
Second Quarter 2012
Thousands of Mexican Pesos, as of June 30, 2012										STRESS SCENARIO
	Reasonable Value	Value of the Related Commodity				Effect on the Income Statement	Effect on the Cash Flow(3)
Type of Instrument	as of June 30,	Reference Value
	2012	-50%	-25%	25%	50%		-50%	-25%	25%	50%
Put spread, knock out forwards and puts.(1)	-$ 10,238	$6.67	$10.01	$16.68	$20.01	Direct	-$247,989	-$129,408	$75,509	$ 158,917

Derivatives position notes::

  The total financial instruments not exceed 5% of total assets as of June 30, 2012.
  A negative value represents an unfavorable effect for the Company.
  The notional value represents the net position as of June 30, 2012 at the exchange rate of Ps.13.34 per dollar.
  The reference value is the exchange rate of Ps. $13.34 per US dollar as of June 30, 2012.
  The reference value is the Futures of corn for Jul 2012, $6.7250 USD/bushel and Soybean meal for Aug 2012, $429.50 dollar/ton.
  Even when table set above shows corn and soybean prices for contracts of July and August 2012, the effect on the cash flow
  The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco